

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2022

Bernice E. Bell
Chief Financial Officer
AGNC Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814

> **Re: AGNC Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-34057**

Dear Ms. Bell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measures
Net Spread and Dollar Roll Income, page 37

1. We note your presentation of the non-GAAP financial measure Net spread and dollar roll income and further-adjusted measures, reconciled from Net interest income as the most directly comparable GAAP financial measure. Given the inclusion of total operating expense as a component of these measures, it appears these measures are more akin to an operating measure. Therefore please tell us why you believe Net interest income, which contemplates only expenses used to fund your interest-earning assets is the most directly comparable measure calculated in accordance with GAAP. In your response, specifically address your consideration of Net income or similar measure calculated in accordance with GAAP as the most directly comparable measure to the non-GAAP financial

measures addressed herein.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip, Staff Accountant at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction